EXHIBIT 23.1

 F
Consent of Independent Registered Public Accounting Firm

The Board of Directors
Ocean Power Technologies, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-142547 and No. 333-165856) on Form S-8 of Ocean Power Technologies, Inc. of our reports dated July 13, 2012, with respect to the consolidated balance sheets of Ocean Power Technologies, Inc. and subsidiaries as of April 30, 2012 and 2011, and the related consolidated statements of operations, stockholders' equity and comprehensive loss, and cash flows for each of the years in the two-year period ended April 30, 2012, which report appears in the April 30, 2012 annual report on Form 10-K of Ocean Power Technologies, Inc.

/s/  KPMG LLP

Philadelphia, Pennsylvania
July 13, 2012